Exhibit 99.1

English translation – For information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING NOTICE

As the attending quorum has not been reached during the general meeting of 12 June 2017, the board of directors hereby invites the shareholders and holders of warrants of Celyad SA (the “Company”) to the extraordinary general meeting of shareholders to be held on 29 June 2017 at 10:00 AM (CET) at the Company’s registered office. The agenda remains unchanged and is identical to the agenda of the meeting of 12 June 2017 as set out below. According to article 558 of the Company Code, the general meeting will be able to validly meet and deliberate without quorum requirement.

Agenda of the extraordinary shareholders’ meeting

1.	Examination of the report of the board of director established pursuant to Article 604 of the Companies Code.

2.	Authorization to the board of directors for a capital increase within the limits of the authorized capital.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the authorization to increase the capital, pursuant to Article 603 and following of the Companies Code, in one or more transactions, with a maximum of EUR 33,117,976.63, and this for a 5 years period under the conditions provided by the special report of the board of directors established pursuant to Article 604 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

3.	Power granted to the board of directors in order to increase the capital in case of a public takeover bid.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the power to increase the share capital after receipt by the Company of a notification from the FSMA of a takeover bid stating the notice of a public takeover bid for the Company, and this for a period of three years starting from the day of this amendment to the articles of association, pursuant to Article 607 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7.3 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

4.	Approval of the terms and conditions of the draft Warrants Plan 2017 and, more specifically, of the change of control clause included in the Warrants Plan 2017 pursuant to Article 556 of the Companies Code.

1

English translation – For information purposes only

Proposed resolution: Upon proposal of the board of directors, the shareholders’ meeting decides to approve the Warrants Plan 2017. Pursuant to this Plan, the board of directors is allowed to issue and grant a maximum of 520,000 warrants to the benefit of the employees, consultants and directors of the Company or its subsidiaries. The main characteristics of the Warrants Plan 2017 can be summarized as follows: (i) the warrants will be granted for free to the beneficiaries, (ii) each warrant holder will be allowed to acquire one new share of the Company with one warrant, (iii) the exercise price of the warrants will be determined at grant, (iv) the warrants will have a maximum duration of 10 years, (v) the warrants cannot be assigned, except in case of death and (vi) the warrants will be vested by one third per year. The provisions of the Warrants Plan are in line with the Law of 26 March 1999.

In accordance with Article 556 of the Companies Code, the shareholders’ meeting decides to approve the provisions of the Warrants Plan 2017 that create specific rights for third parties, impact the assets of the Company or lead to the creation of a debt or commitment by the Company, when the exercise of these rights becomes effective because of the launch of a public offering on the shares of the Company or a change of control, including the automatic vesting of the warrants in case of public offering on the shares of the Company as provided by the Warrants Plan 2017.

5.	Acknowledgment of the transfer of the registered office and consequently amendment of article 2 of the articles of association.

Proposed resolution: The shareholders’ meeting takes note of the decision of the board of directors dated 18 March 2016 to transfer the registered office to 2 rue Edouard Belin in 1435 Mont-Saint-Guibert and decides consequently to replace the first paragraph of article 2 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

6.	Amendment of article 22 of the articles of association.

Proposed resolution: The shareholders’ meeting decides to amend article 22 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

7.	Power of attorney.

Proposed resolution: The shareholders’ meeting decides to grant a special power to:

•	Mr Lionel Duez and to the board of directors of the Company in order to implement the resolutions above;
•	any lawyer of CMS DeBacker law firm to ensure all needed formalities;
•	Malika Ben Tahar and Yorik Desmyttère, choosing residence at the address of the company “Berquin Notaires”, 1000 Brussels, Avenue Lloyd George 11, all powers to draw up the text of the coordination of the articles of association of the Company, the signing and the filing thereof with the competent commercial court, in accordance with the applicable legal provisions on this issue.

Conditions of admission

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 15 June 2017 at midnight (CET) (the “Record Date”). This registration is made either by way of registration on the Company’s share register, either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

The date and time specified above is the Record Date. Only those who are shareholders on the Record Date shall have the right to participate and vote in the general meeting.

2

English translation – For information purposes only

The settlement institution or certified account holder delivers an attest to the shareholder setting out the number of dematerialised shares registered in its accounts under the name of the shareholder on the Record Date, for which the shareholder has expressed its intention to participate in the general meeting.

The shareholder must notify the Company of its willingness to participate in the general meeting by 23 June 2017 at the latest. The notification must be made by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

Holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission criteria.

Right to include items on the agenda and to submit proposals for decision

In accordance with article 533ter of the Belgian Company Code, the shareholders have been granted with the right to request to include items on the agenda to be addressed at the general meeting. The shareholders have not exercised this right in prevision of the meeting of 12 June 2017. As the general meeting of 29 June 2017 is convoked with the same agenda, in accordance with article 533, §2 of the Company Code, the shareholders are not entitled to request the inclusion of new items on the agenda for this meeting.

Right to ask questions

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

These questions can be asked prior to the general meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

These questions must be received on 23 June 2017 at 5.00 PM (CET) at the latest.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Proxies

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using the proxy form prepared by the board of directors. The proxy form can be obtained on the Company’s website (www.celyad.com), at the Company’s registered office or by email to lduez@celyad.com.

The hard-copy original form must be received by the company on 23 June 2017 at 5:00 PM (CET) at the latest. This form may be communicated to the Company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

3

English translation – For information purposes only

Shareholders wishing to be represented must comply with the registration and confirmation procedure set out above.

The proxies that have been provided to the Company for the general meeting of 12 June 2017 remains valid provided that the number of shares hold by the shareholder at the registration date as set out here above, remains unchanged.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders as well as the text of articles of association amended following the approval of the proposed amendments to the articles of association may be consulted on the Company’s website (www.celyad.com), as from 12 June 2017.

As from this date, shareholders have the right to consult these documents on business days and during normal office hours, at the Company’s registered office, and/or, upon display of their securities, obtain copies of these documents free of charge.

Requests for copies may also be made, free of charge, by mail marked for the attention of Mr Patrick Jeanmart, CFO, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com.

The board of directors

4

Procuration d’actionnaire (Personnes Morales)

Shareholder proxy (Legal Entities)

Tout actionnaire peut se faire représenter à l’assemblée par un mandataire.

Les actionnaires qui souhaitent se faire représenter, doivent désigner leur mandataire en utilisant le présent formulaire de procuration établi par le conseil d’administration.

L’original de ce formulaire signé sur support papier doit parvenir à la société au plus tard le 23 juin 2017 à 17 heures (heure belge). Ce formulaire peut être communiqué à la société par courrier à l’attention de Celyad, M. Patrick Jeanmart, CFO, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, ou par courriel à l’adresse lduez@celyad.com pour autant que cette dernière communication soit signée par signature électronique conformément à la législation belge applicable. Les actionnaires sont invités à suivre les instructions reprises sur le formulaire de procuration afin d’être valablement représentés à l’assemblée.

Toute désignation d’un mandataire devra être conforme à la législation belge applicable, notamment en matière de conflits d’intérêts et de tenue de registre.

Les actionnaires qui souhaitent se faire représenter doivent se conformer à la procédure d’enregistrement et de confirmation décrite dans la convocation.

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using this proxy form prepared by the board of directors.

The original form must be received by the company on 23 June 2017 at 5:00 PM (CET) at the latest. This form may be communicated to the company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules.

Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set in the convening notice.

La soussignée:
The undersigned:

dénomination sociale :
name :

siège social :
registered office :

représentée conformément à ses statuts par :
represented in accordance with its articles of association by :

propriétaire de :	actions de la société
owner of :	shares in the company

dénomination sociale :	CELYAD SA
name :	une société anonyme faisant ou ayant fait appel public à l’épargne a limited liability company making or having made a public appeal on savings

siège social :	Rue Edouard Belin, 2
registered office :	1435 Mont-Saint-Guibert
Belgique
Belgium

numéro d’entreprise :	0891.118.115 (RPM Nivelles)
enterprise number :

déclare par les présentes renoncer à la convocation de l’assemblée générale extraordinaire hereby waives notice of the extraordinary shareholders’ meeting

qui se tiendra le ou aux environs du : to	29 juin 2017
be held on or about:	29 June 2017

à	10h00 (CET)
at	10:00 am. (CET)

étant toutefois entendu qu’au cas où certains documents ne seraient pas disponibles en temps utile, l’assemblée générale extraordinaire sera tenue dès que possible après la mise à disposition de ceux-ci provided that, should any reports or other documents not be available in due time, the extraordinary shareholders’ meeting shall be held as soon as they become available au siège social de Celyad SA

at the registered office of Celyad SA

et désigne comme mandataires, avec pouvoir de substitution :

and appoints as its proxies with power to substitute :

aux fins de la représenter à cette assemblée générale extraordinaire.

to represent it at this extraordinary shareholders’ meeting.

Ordre du jour

1.	Prise de connaissance du rapport spécial du conseil d’administration rédigé conformément à l’article 604 du Code des sociétés.

2.	Pouvoirs conférés au conseil d’administration en vue d’augmenter le capital dans le cadre du capital autorisé.

Proposition de résolution : L’assemblée décide d’octroyer au conseil d’administration l’autorisation d’augmenter le capital social, conformément aux articles 603 et suivants du Code des sociétés, en une ou plusieurs fois, pour un montant maximum de 33.117.976,63 EUR, et ce pour une période de 5 ans, prenant cours à dater de la publication de cette modification des statuts, selon les conditions prévues par le rapport du conseil d’administration établi conformément à l’article 604 du Code des sociétés.

L’assemblée décide par conséquent de modifier l’article 7 des statuts, tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐  Pour    ☐  Contre             ☐  Abstention

3.	Pouvoirs conférés au conseil d’administration en vue d’augmenter le capital en cas d’offre publique d’achat.

Proposition de résolution : L’assemblée décide d’octroyer au conseil d’administration l’autorisation d’augmenter le capital social, après la réception par la Société d’une communication de l’Autorité des services et marchés financiers selon laquelle elle a été saisie d’un avis d’offre publique d’acquisition visant la Société, et ce pendant une période de trois ans à dater du jour de la présente modification des statuts, conformément à l’article 607 du Code des sociétés.

L’assemblée décide par conséquent de modifier l’article 7.3 des statuts, tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐  Pour    ☐  Contre             ☐  Abstention

4.	Approbation des termes et conditions du projet de Plan de Warrants 2017 et en particulier de la clause de changement de contrôle comme inclue dans le Plan de Warrants 2017 conformément à l’article 556 du Code des sociétés.

Proposition de résolution : Sur proposition du conseil d’administration, l’assemblée décide d’approuver le Plan de warrants 2017. Selon ce plan, le conseil d’administration peut émettre et octroyer un maximum de 520.000 warrants au bénéfice des employés, consultants et administrateurs de la Société ou de ses filiales. Les caractéristiques principales du Plan de Warrant 2017 peuvent être résumées comme suit : (i) les warrants seront offerts aux bénéficiaires gratuitement, (ii) chaque warrant accepté donnera à son propriétaire le droit d’acquérir une nouvelle action de la Société, (iii) le prix d’exercice sera déterminé au moment de l’offre, (iv) le délai de validité des warrants sera de maximum dix ans suivant leur émission, (v) les warrants ne peuvent être transférés, sauf en cas de décès et (vi) les warrants seront acquis graduellement (un tiers par an) sur une période de trois ans. Les dispositions du Plan de Warrants 2017 sont conformes aux dispositions de la loi du 26 mars 1999.

Conformément à l’article 556 du Code des sociétés, l’assemblée générale décide d’approuver les clauses du Plan de Warrants 2017 qui créent des droits pour les tiers, qui affectent les actifs de la Société ou donnent naissance à une dette ou un engagement aux frais de la Société, quand l’exercice de ces droits dépend du lancement d’une offre public d’acquisition sur les action de la Société ou d’un changement de contrôle de la Société, incluant mais ne se limitant pas au mécanisme de vesting automatique en cas d’offre publique d’acquisition comme décrit dans le Plan de Warrants 2017.

☐  Pour    ☐  Contre             ☐  Abstention

5.	Constatation du transfert du siège social, et par conséquent modification de l’article 2 des statuts.

Proposition de résolution : L’assemblée prend connaissance de la décision du conseil d’administration en date du 18 mars 2016 de transférer le siège social au 2 rue Edouard Belin à 1435 Mont-Saint-Guibert, et décide par conséquent de remplacer le premier alinéa de l’article 2 des statuts, tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐  Pour    ☐  Contre             ☐  Abstention

6.	Modification de l’article 22 des statuts.

Proposition de résolution : L’assemblée décide de modifier le deuxième alinéa de l’article 22 des statuts,              tel que repris dans le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour.

☐  Pour    ☐  Contre             ☐  Abstention

7.	Procuration.

Proposition de résolution : L’assemblée décide d’octroyer une procuration spéciale à :

•	Monsieur Lionel Duez et au conseil d’administration de la Société afin d’exécuter les résolutions adoptées ci-dessus;
•	Tout avocat du cabinet CMS DeBacker afin d’assurer les formalités nécessaires;
•	Malika Ben Tahar et Yorik Desmyttère, à cette fin élisant domicile à l’adresse de la société civile sous la forme d’une société coopérative à responsabilité limitée “Berquin Notaires”, 1000 Bruxelles, Avenue Lloyd George 11, tous pouvoirs afin de rédiger le texte de la coordination des statuts de la Société, le signer et le déposer au greffe du tribunal du commerce compétent, conformément aux dispositions légales en la matière.

Le texte des statuts modifié suite à l’approbation des modifications statutaires proposées à l’ordre du jour peut être consulté sur le site internet de la Société (www.celyad.com) et est disponible au siège social.

☐  Pour    ☐  Contre             ☐  Abstention

Agenda of the extraordinary shareholders’ meeting

1.	Examination of the report of the board of director established pursuant to Article 604 of the Companies Code.

2.	Authorization to the board of directors for a capital increase within the limits of the authorized capital.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the authorization to increase the capital, pursuant to Article 603 and following of the Companies Code, in one or more transactions, with a maximum of EUR 33,117,976.63, and this for a 5 years period under the conditions provided by the special report of the board of directors established pursuant to Article 604 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐  For    ☐  Against             ☐  Abstention

3.	Power granted to the board of directors in order to increase the capital in case of a public takeover bid.

Proposed resolution: The shareholders’ meeting decides to grant the board of directors the power to increase the share capital after receipt by the Company of a notification from the FSMA of a takeover bid stating the notice of a public takeover bid for the Company, and this for a period of three years starting from the day of this amendment to the articles of association, pursuant to Article 607 of the Companies Code.

The shareholders’ meeting consequently decides to amend article 7.3 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐  For    ☐  Against             ☐  Abstention

4.	Approval of the terms and conditions of the draft Warrants Plan 2017 and, more specifically, of the change of control clause included in the Warrants Plan 2017 pursuant to Article 556 of the Companies Code.

Proposed resolution: Upon proposal of the board of directors, the shareholders’ meeting decides to approve the Warrants Plan 2017. Pursuant to this Plan, the board of directors is allowed to issue and grant a maximum of 520,000 warrants to the benefit of the employees, consultants and directors of the Company or its subsidiaries. The main characteristics of the Warrants Plan 2017 can be summarized as follows: (i) the warrants will be granted for free to the beneficiaries, (ii) each warrant holder will be allowed to acquire one new share of the Company with one warrant, (iii) the exercise price of the warrants will be determined at grant, (iv) the warrants will have a maximum duration of 10 years, (v) the warrants cannot be assigned, except in case of death and (vi) the warrants will be vested by one third per year. The provisions of the Warrants Plan are in line with the Law of 26 March 1999.

In accordance with Article 556 of the Companies Code, the shareholders’ meeting decides to approve the provisions of the Warrants Plan 2017 that create specific rights for third parties, impact the assets of the Company or lead to the creation of a debt or commitment by the Company, when the exercise of these rights becomes effective because of the launch of a public offering on the shares of the Company or a change of control, including the automatic vesting of the warrants in case of public offering on the shares of the Company as provided by the Warrants Plan 2017.

☐  For    ☐  Against             ☐  Abstention

5.	Acknowledgment of the transfer of the registered office and consequently amendment of article 2 of the articles of association.

Proposed resolution: The shareholders’ meeting takes note of the decision of the board of directors dated 18 March 2016 to transfer the registered office to 2 rue Edouard Belin in 1435 Mont-Saint-Guibert and decides consequently to replace the first paragraph of article 2 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐  For    ☐  Against             ☐  Abstention

6.	Amendment of article 22 of the articles of association.

Proposed resolution: The shareholders’ meeting decides to amend article 22 of the articles of association, as set out in the text of articles of association amended following the approval of the proposed amendments to the articles of association.

☐  For    ☐  Against             ☐  Abstention

7.	Power of attorney.

Proposed resolution: The shareholders’ meeting decides to grant a special power to:

•	Mister Lionel Duez and to the board of directors of the Company in order to implement the resolutions above;
•	any lawyer of CMS DeBacker law firm to ensure all needed formalities;
•	Malika Ben Tahar and Yorik Desmyttère, choosing residence at the address of the company “Berquin Notaires”, 1000 Brussels, Avenue Lloyd George 11, all powers to draw up the text of the coordination of the articles of association of the Company, the signing and the filing thereof with the competent commercial court, in accordance with the applicable legal provisions on this issue.

☐  For    ☐  Against             ☐  Abstention

Si aucune instruction n’est donnée, l’actionnaire soussigné est réputé accepter les résolutions proposées.

Si, en vertu de l’article 533ter du Code des sociétés, de nouveaux sujets sont inscrits à l’ordre du jour et/ou de nouvelles propositions de décision ont été présentées, et l’actionnaire soussigné n’a pas donné de nouvelles instructions concernant ce nouveau programme, le mandataire s’abstiendra de voter sur ces nouveaux points à l’ordre du jour ou sur les nouvelles propositions de décision.

In case no voting instructions have been given, the undersigned shareholder is deemed to accept the proposed resolutions.

If, pursuant to article 533ter of the Belgian Company Code, new items are added to the agenda and/or new resolutions’ proposals are presented, and the undersigned shareholder did not give any new instructions concerning the new agenda, the proxy holder will abstain from voting on these new items on the agenda or on the new decisions’ proposals.

Renonciation

La soussignée reconnaît avoir été informée en temps utile de la tenue de l’assemblée générale extraordinaire et de son ordre du jour, tel qu’il figure ci-dessus, ainsi que de la nature et du contenu des documents à soumettre à cette assemblée générale extraordinaire, dont elle a pu ou pourra prendre connaissance. Elle reconnaît en outre qu’elle dispose de suffisamment de moyens d’être informée de la date exacte de ladite assemblée générale extraordinaire, au cas où celle-ci ne se tiendrait pas à la date figurant dans la présente procuration.

Waiver

The undersigned acknowledges that it has been informed in due time of the extraordinary shareholders’ meeting and its agenda as set out above, as well as of the nature and the contents of the documents to be submitted to the extraordinary shareholders’ meeting, which it has been or will be able to examine. The undersigned further acknowledges that it has sufficient means to be informed of the exact date of the extraordinary shareholders’ meeting, should the meeting not be held on the date set out in this proxy.

Pouvoirs des mandataires

En vertu des présentes, chaque mandataire jouit des pouvoirs suivants au nom de la soussignée :

1.	prendre part à cette assemblée générale extraordinaire et, le cas échéant, voter en faveur de son ajournement ;

1.	prendre part à toute autre assemblée générale extraordinaire ayant le même ordre du jour, au cas où la première assemblée aurait été prorogée, ajournée ou n’aurait pas été régulièrement convoquée ;

2.	émettre tout vote ou s’abstenir de voter sur toute proposition relative aux points à l’ordre du jour conformément aux instructions données aux mandataires, par tout moyen, préalablement à la tenue de l’assemblée générale extraordinaire ; et

3.	signer tout procès-verbal, liste des présences, registre, acte ou document concernant ce qui précède et, en général, faire tout ce qui sera nécessaire ou utile à l’exécution du présent mandat.

Authority of the proxies

Each proxy is hereby granted the authority to take the following actions on behalf of the undersigned:

1.	to attend this meeting and, as the case may be, vote to postpone it;

2.	to attend any other meeting having the same agenda, should the first meeting be adjourned, postponed or should it not have been properly convened;

3.	to vote or abstain from voting on any proposal regarding the items on the agenda in accordance with the instructions given to the proxies, by whatever means, prior to the meeting; and

4.	to sign any minutes, attendance sheet, register, deed or document concerning the above and, in general, to do all that is necessary or useful to implement this proxy.

Instructions données aux mandataires

La soussignée donne par les présentes instruction expresse aux mandataires de participer à l’assemblée générale extraordinaire, même en l’absence de preuve de convocation en bonne et due forme des actionnaires, administrateurs et commissaire ou en l’absence de renonciation par chacune de ces personnes (i) aux délais et formalités de convocation de l’assemblée générale extraordinaire, (ii) ainsi qu’au droit de recevoir certains rapports et autres documents, conformément aux articles 533 et 535 du Code des sociétés et aux articles y faisant référence.

Instructions to the proxies

The undersigned hereby expressly instructs the proxies to participate in the extraordinary shareholders’ meeting even in the absence of evidence that the shareholders, the directors and the auditor were duly convened to the extraordinary shareholders’ meeting, or in the absence of a waiver by these persons of (i) all notice periods and notice requirements in respect of the convocation to such extraordinary shareholders’ meeting and (ii) the right to receive certain documents, as required by articles 533 and 535 of the Belgian Company Code and the articles referring thereto.

Indemnisation des mandataires

La soussignée s’engage par les présentes à indemniser les mandataires de tout dommage que ceux-ci pourraient encourir en raison de tout acte accompli en exécution de la présente procuration, à la condition toutefois qu’ils aient respecté les limites de leurs pouvoirs. De plus, la soussignée s’engage à ne demander l’annulation d’aucune des résolutions approuvées par l’un des mandataires et à n’exiger aucune indemnisation de la part des mandataires, à la condition toutefois que ceux-ci aient respecté les limites de leurs pouvoirs.

Indemnification of the proxies

The undersigned hereby undertakes to indemnify the proxies for any liability which they may incur in relation to any act carried out for the purposes of implementing this proxy, provided the proxies have respected the scope of their powers. Moreover, the undersigned undertakes not to seek the nullity of any resolution approved by the proxies and not to seek damages from the proxies, provided the proxies have respected the scope of their powers.

Pour

For

Fait à :

Done in:

Le :

On:	2017

Signature :

Signature:

Nom :

Name:

Fonction :

Function:

Translation for information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

0891.118.115 RLE Nivelles

INFORMATION CONCERNING THE RIGHTS OF SHAREHOLDERS

PURSUANT TO ARTICLES 533TER AND 540 OF THE BELGIAN COMPANY CODE

ON THE OCCASION OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF THE COMPANY TO BE HELD ON 29 JUNE 2017 AT 10:00 AM (CET) AT THE COMPANY’S REGISTERED OFFICE

1.	RIGHT OF SHAREHOLDERS TO INCLUDE ITEMS ON THE AGENDA AND TO SUBMIT DECISIONS’ PROPOSALS

In accordance with article 533ter of the Belgian Company Code, the shareholders have been granted with the right to request to include items on the agenda to be addressed at the general meeting. The shareholders have not exercised this right in prevision of the meeting of 12 June 2017. As the general meeting of 29 June 2017 is convoked with the same agenda, in accordance with article 533, §2 of the Company Code, the shareholders are not entitled to request the inclusion of new items on the agenda for this meeting.

2.	RIGHT OF SHAREHOLDERS TO ASK WRITTEN QUESTIONS

The exercise of this right is subject to the fulfilment of the following two conditions:

•	being a shareholder of the company at the record date (15 June 2017 at midnight (CET)); and

•	having informed the company of the intent to participate in the general meeting, pursuant to the provisions set out in the convening notice.

These questions can be asked prior to the shareholders’ meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

These questions must be received on 23 June 2017 at 5:00 PM (CET) at the latest.

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

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